SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                              CHS ELECTRONICS, INC.
                ------------------------------------------------
             (Exact name of registrant as specified in its charter)

         FLORIDA                                                 65-0263022
------------------------                                     -------------------
(State of incorporation)                                      (I.R.S. Employer
    or organization)                                         Identification No.)

                              2000 N.W. 84TH AVENUE
                              MIAMI, FLORIDA 33122
                     ---------------------------------------
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                 NAME OF EACH EXCHANGE
        TITLE OF EACH CLASS                       ON WHICH EACH CLASS
        TO BE SO REGISTERED                       IS TO BE REGISTERED
        -------------------                       -------------------

          PREFERRED STOCK                       NEW YORK STOCK EXCHANGE
          PURCHASE RIGHTS

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                        ---------------------------------
                                (Title of class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On January 16, 1998, the Board of Directors (the "Board") of CHS Electronics, Inc. (the "Company") announced a dividend distribution of one right (each "Right" and collectively the "Rights") for each outstanding share of common stock, $.001 par value per share (the "Common Stock"), of the Company to shareholders of record at the close of business on January 30, 1998. Each Right entitles the registered holder to purchase from the Company one-one thousandth of a share of a new series of preferred stock of the Company, $.001 par value designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") at a price of $100 per one-one thousandth of a share (the "Purchase Price"), subject to certain adjustments. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Interwest Transfer Company, as Rights Agent. The material terms of the Rights Agreement are summarized below.

         Initially, the Rights will be represented by the Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a distribution of the Rights certificates will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, (ii) ten business days after a person or group of affiliated or associated persons has (x) become the direct or indirect beneficial owner of at least 10% of the Company's outstanding Common Stock, and
(y) whose ownership interest is deemed by the Board to cause a material adverse impact on the business or prospects of the Company or its shareholders (such persons or group hereinafter called an "Adverse Person"), or (iii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Persons or an Adverse Person. Until the date that the Rights certificates are distributed (the "Distribution Date"), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the date that the Rights Plan is adopted will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire ten years after the adoption of the Rights Agreement, unless earlier redeemed by the Company as described below.

         Upon a triggering event and as soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.


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

         In the event a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person (except pursuant to an offer for all outstanding shares of Common Stock that is determined by the Board to be fair to and otherwise in the best interest of the Company and its shareholders, a "Qualifying Tender Offer"), each Right then outstanding would "flip-in" and become a right to buy that number of shares of Common Stock of the Company which at the time of such acquisition would have a market value of two times the exercise price of the Right. The acquiror who triggered the Rights would be excluded from the "flip-in" because his Rights would have become null and void upon his triggering acquisition.

         In the event that the "flip-in" is triggered, if there is not sufficient authorized Common Stock available for issuance upon the exercise of each Right, the Company shall take all such action as may be necessary to authorize additional shares of Common Stock. In the event that the Company shall be unable to take all such action, the Company shall substitute, for each share of Common Stock that would be otherwise issuable upon exercise of a Right, a number of shares of Series A Preferred Stock or fraction thereof having a current market value equal to one share of Common Stock.

         If, following a person or group of affiliated or associated persons becoming an Acquiring Person or an Adverse Person, (i) the Company shall consolidate with or merge into any other person or entity in which the Company is not the surviving corporation, (ii) any other person or entity shall merge into the Company and all or part of the outstanding Common Stock shall be changed into or exchanged for securities of any other person or entity, or cash or any other property, or (iii) the Company sells 50% or more of its assets or earning power, each Right then outstanding would "flip-over" and thereby would become a right to buy that number of shares of Common Stock of the acquiring company which at the time of such transaction has a market value of two times the exercise price of the Right.

         At any time after a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person and before the acquisition by such person or group of 50% or more of the outstanding Common Stock of the Company, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of 1 share of the Company's Common Stock per Right, subject to adjustment.

         At any time until ten days following the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or an Adverse Person, the Company may redeem the Rights at a price of $.000001 per Right, payable in cash. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as hereinafter defined). After the redemption period has expired, the Company's rights of redemption may be reinstated if the Acquiring Person or Adverse Person reduces his or her beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights,

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

with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right which the holders of Rights will thereafter have will be to receive the $.000001 redemption price.

         The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an Adverse Person, or an affiliate or associate of an Acquiring Person or an Adverse Person, or any representative or designee of the foregoing.

         The Purchase Price payable, and the number of shares of Series A Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

         The shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have one vote, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.


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

         The implementation of the Rights Agreement will not interfere with the day-to-day operations of the Company. The Rights Agreement provides that the Company may not enter into any transaction of the sort enumerated in the "flip-in/flip-over" provisions if, in connection therewith, there are outstanding securities or there are agreements or arrangements intended to counteract the protective provisions of the Rights. For example, the Company may not merge with an acquiring corporation if the acquiring corporation has granted its shareholders rights to purchase its Common Stock at less than fair market value upon the triggering of flip-over rights in one of its acquisition targets. Any of the provisions of the Rights Agreement may be amended by the Board as long as the Rights are then redeemable. When the Rights are not redeemable, the provisions of the Rights Agreement may be amended by the Board only in order to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision or make changes which do not affect adversely the interests of holders of Rights; PROVIDED, HOWEVER, that no amendment may change the redemption price or the expiration date of the Rights, and amendments after a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person (other than pursuant to a Qualifying Tender Offer) may be made only if approved by a majority of the Independent Directors and at least two thirds of the Board.

ITEM 2.     EXHIBITS

            None.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

July 24, 1998                      CHS ELECTRONICS, INC.

                                   By:  /S/ CRAIG TOLL
                                      ------------------------------------------
                                        Craig Toll, Vice President-Finance,
                                        Treasurer  and Chief Financial Officer


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